Exhibit 4.2

PARATEK PHARMACEUTICALS, INC.

2014 EQUITY INCENTIVE PLAN

OPTION AGREEMENT

(INCENTIVE STOCK OPTION OR NONSTATUTORY STOCK OPTION)

Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Option Agreement, Paratek Pharmaceuticals, Inc. (the “Company”) has granted you an option under its 2014 Equity Incentive Plan (the “Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Notwithstanding the foregoing, if there is any conflict between the terms of Section 12 of this Option Agreement and the Plan, the terms of Section 12 of this Option Agreement will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan.

The details of your option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1. VESTING. Your option will vest as provided in your Grant Notice. Vesting will cease upon the termination of your Continuous Service.

2. NUMBER OF SHARES AND EXERCISE PRICE. The number of shares of Common Stock subject to your option and your exercise price per share in your Grant Notice will be adjusted for Capitalization Adjustments.

3. EXERCISE RESTRICTION FOR NON-EXEMPT EMPLOYEES. If you are an Employee eligible for overtime compensation under the Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as otherwise provided in the Plan, you may not exercise your option until you have completed at least six (6) months of Continuous Service measured from the Date of Grant, even if you have already been an employee for more than six (6) months. Consistent with the provisions of the Worker Economic Opportunity Act, you may exercise your option as to any vested portion prior to such six (6) month anniversary in the case of (i) your death or disability, (ii) a Corporate Transaction in which your option is not assumed, continued or substituted, (iii) a Change in Control or (iv) your termination of Continuous Service on your “retirement” (as defined in the Company’s benefit plans).

4. EXERCISE PRIOR TO VESTING (“EARLY EXERCISE”). If permitted in your Grant Notice (i.e., the “Exercise Schedule” indicates “Early Exercise Permitted”) and subject to the provisions of your option, you may elect at any time that is both (i) during the period of your Continuous Service and (ii) during the term of your option, to exercise all or part of your option, including the unvested portion of your option; provided, however, that:

(a) a partial exercise of your option will be deemed to cover first vested shares of Common Stock and then the earliest vesting installment of unvested shares of Common Stock;

(b) any shares of Common Stock so purchased from installments that have not vested as of the date of exercise will be subject to the purchase option in favor of the Company as described in the Company’s form of Early Exercise Stock Purchase Agreement;

(c) you will enter into the Company’s form of Early Exercise Stock Purchase Agreement with a vesting schedule that will result in the same vesting as if no early exercise had occurred; and

(d) if your option is an Incentive Stock Option, then, to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of the shares of Common Stock with respect to which your option plus all other Incentive Stock Options you hold are exercisable for the first time by you during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), your option(s) or portions thereof that exceed such limit (according to the order in which they were granted) will be treated as Nonstatutory Stock Options.

5. METHOD OF PAYMENT. YOU must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) Provided that at the time of exercise the Common Stock is publicly traded, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover.”

(b) Provided that at the time of exercise the Common Stock is publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned shares of Common Stock that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your option, will include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. You may not exercise your option by delivery to the Company of Common Stock if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

6. WHOLE SHARES. YOU may exercise your option only for whole shares of Common Stock.

7. SECURITIES LAW COMPLIANCE. In no event may you exercise your option unless the shares of Common Stock issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with all other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with Treas. Reg. 1.401(k)-1(d)(3), if applicable).

8. TERM. You may not exercise your option before the Date of Grant or after the expiration of the option’s term. The term of your option expires, subject to the provisions of Section 5(h) of the Plan, upon the earliest of the following:

(a) immediately upon the termination of your Continuous Service for Cause;

(b) thirty (30) days after the termination of your Continuous Service for any reason other than Cause, your Disability or your death (except as otherwise provided in Section 8(d) below); provided, however, that if during any part of such thirty (30) day period your option is not exercisable solely because of the condition set forth in the section above relating to “Securities Law Compliance,” your option will not expire until the earlier of the Expiration Date or until it has been exercisable for an aggregate period of thirty (30) days after the termination of your Continuous Service; provided further, that if (i) you are a Non-Exempt Employee, (ii) your Continuous Service terminates within six (6) months after the Date of Grant, and (iii) you have vested in a portion of your option at the time of your termination of Continuous Service, your option will not expire until the earlier of (x) the later of (A) the date that is seven (7) months after the Date of Grant, and (B) the date that is thirty (30) days after the termination of your Continuous Service, and (y) the Expiration Date;

(c) twelve (12) months after the termination of your Continuous Service due to your Disability (except as otherwise provided in Section 8(d)) below;

(d) eighteen (18) months after your death if you die either during your Continuous Service or within thirty (30) days after your Continuous Service terminates for any reason other than Cause;

(e) the Expiration Date indicated in your Grant Notice; or

(f) the day before the tenth (10th) anniversary of the Date of Grant.

If your option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day thirty (30) days before the date of your option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or your permanent and total disability, as defined in Section 22(e)(3) of the Code. (The definition of disability in Section 22(e)(3) of the Code is different from the definition of the Disability under the Plan). The Company has provided for extended exercisability of your option under certain circumstances for your benefit but cannot guarantee that your option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your option more than thirty (30) days after the date your employment with the Company or an Affiliate terminates.

9.	EXERCISE.

(a) You may exercise the vested portion of your option (and the unvested portion of your option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s Secretary, stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your option, (ii) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (iii) the disposition of shares of Common Stock acquired upon such exercise.

(c) If your option is an Incentive Stock Option, by exercising your option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your option that occurs within two (2) years after the Date of Grant or within one (1) year after such shares of Common Stock are transferred upon exercise of your option.

(d) By exercising your option you agree that you will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any shares of Common Stock or other securities of the Company held by you, for a period of one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rules or regulation (the “Lock-Up Period”); provided, however, that nothing contained in this section will prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock-Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your shares of Common Stock until the end of such period. You also agree that any transferee of any shares of Common Stock (or other securities) of the Company held by you will be bound by this Section 9(d). The underwriters of the Company’s stock are intended third party beneficiaries of this Section 9(d) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

(e) By exercising your option you agree that, in the event that the Board proposes to consummate, in one transaction or a series of related transactions, a Corporation

Transaction, a transaction or series of related transactions in which a person or entity, or a group of related persons or entities, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company, or a Liquidation Event (as defined in the Company’s certificate of incorporation, as amended from time to time (the “Certificate of Incorporation”)) to any person or entity (or group of related persons or entities) (the “Drag-Along Sale”), then you shall be bound by the terms of this clause (e).

(i) The Board shall deliver a written notice (the “Drag-Along Notice”) to you at least five (5) business days prior to the consummation of the Drag-Along Sale. The Drag-Along Notice shall make reference to your rights and obligations hereunder and shall describe in reasonable detail: (1) the proposed form (if other than cash) and amount of consideration, including, if applicable, the purchase price per share of the Common Stock to be sold; (2) the identity of the prospective purchaser; and (3) if known, the proposed date of the closing of the Drag-Along Sale.

(ii) The obligations of you in respect of a Drag-Along Sale under this clause (e) are subject to the satisfaction of the following conditions:

(1) the consideration to be received by you in respect of each share of Common Stock shall be the same form and amount of per share consideration to be received by the other holders of Common Stock, and the terms and conditions of such sale shall be the same as those upon which the other holders of Common Stock sell their shares of Common Stock; and

(2) if any holder of Common Stock is given an option as to the form and amount of consideration to be received, all holders of Common Stock shall be given the same option with respect to such sale.

(iii) You agree:

(1) if the Drag-Along Sale requires stockholder approval, with respect to all shares of capital stock of the Company that you own or over which you otherwise exercise voting power, to vote (in person, by proxy or by action by written consent, as applicable) all shares of such capital stock in favor of, and adopt, such Drag-Along Sale (together with any related amendment to the Certificate of Incorporation or the Company’s Bylaws required in order to implement such Drag-Along Sale) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Drag-Along Sale;

(2) if the Drag-Along Sale is structured as a stock sale, to sell the number of shares of Common Stock as determined by the Board to the person or entity to whom the Board designates such shares are to be sold;

(3) to execute and deliver all related documentation and take such other action in support of the Drag-Along Sale as shall reasonably be requested by the Board in order to carry out the terms and provisions of this clause (e), including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of encumbrances) and any similar or related documents, each on terms and conditions substantially similar to other holders of Common Stock;

(4) not to deposit, and to cause your affiliates not to deposit, except as provided in this Option Agreement, any shares of capital stock owned by you or your affiliate in a voting trust or subject any shares of such capital stock to any arrangement or agreement with respect to the voting of such shares of capital stock, unless specifically requested to do so by the acquiror in connection with the Drag-Along Sale; and

(5) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Drag-Along Sale.

(iv) To secure your obligations to vote and execute all appropriate instruments consistent with the provisions of this clause (e), you appoint the Chairman of the Board and the President of the Company, or any of them from time to time, or their designees, as your true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of your shares of capital stock of the Company as set forth in this clause (e) and to execute all appropriate instruments consistent with this clause (e) on behalf of you if, and only if, you fail to promptly vote all of your shares of capital stock of the Company or execute such other instruments in accordance with the provisions of this clause (e). The proxy and power granted by you pursuant to this clause (e) are coupled with an interest and are given to secure the performance of your duties under this clause (e). Such proxy and power will be irrevocable for the term of this clause (e). The proxy and power will survive your death, incompetency and disability.

(v) Each of the provisions of this clause (e) shall automatically terminate and be of no further force or effect upon the earliest of (x) the closing of a Qualified Public Offering (as defined in the Certificate of Incorporation); or (b) the date of closing of an Acquisition (as defined in the Certificate of Incorporation) or Asset Transfer (as defined in the Certificate of Incorporation); provided, however, that notwithstanding anything to the contrary set forth in this clause (e) or elsewhere in this Option Agreement, the provisions of this clause (e) shall continue in full force and effect after the closing of an Acquisition or Asset Transfer to the extent necessary to enforce the provisions of this clause (e) with respect to such Acquisition or Asset Transfer and until such time as you shall have fully complied with your obligations under this clause (e).

10. TRANSFERABILITY. Except as otherwise provided in this Section 10, your option is not transferable, except by will or by the laws of descent and distribution and in accordance with the Company’s Bylaws, and is exercisable during your life only by you.

(a) Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b) Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement. If this option is an Incentive Stock Option, this option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(c) Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this option and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this option and receive, on behalf of your estate, the Common Stock or other consideration resulting from such exercise.

11. RIGHT OF FIRST REFUSAL. Shares of Common Stock that you acquire upon exercise of your option are subject to any right of first refusal that may be described in the Company’s bylaws in effect at such time the Company elects to exercise its right. The Company’s right of first refusal will expire on the first date upon which any security of the Company is listed (or approved for listing) upon notice of issuance on a national securities exchange or quotation system.

12.	RIGHT OF REPURCHASE.

(a) The Company shall have the right (but not the obligation) to repurchase all or any part of the vested shares of Common Stock issued pursuant to the exercise of this option (the “Repurchase Right”) on the terms and conditions set forth in this Section 12.

(b) Termination without Cause. Upon the termination of your Continuous Service for any reason other than for Cause, including by reason of your death or Disability, the Company will have the right to repurchase the shares of Common Stock you acquire pursuant to the exercise of your option for a one (1) year period following your termination date (the “Repurchase Period”).

(i) The Company shall not exercise the Repurchase Right for fewer than all of the shares of Common Stock subject to this option without your consent, (ii) shall exercise the Repurchase Right only for cash or cancellation of purchase money indebtedness for the shares of Common Stock purchased pursuant to the Repurchase Right and (iii) shall give you written notice of its exercise of the Repurchase Right (accompanied by payment for the shares of Common Stock repurchased pursuant thereto) within the Repurchase Period.

(ii) The repurchase price for vested shares of Common Stock under this Section 12(b) shall be equal to the Fair Market Value of such shares on the date of repurchase.

(c) Termination for Cause. Unless otherwise prohibited by applicable law, (i) if your Continuous Service is terminated by the Company for Cause or by you in anticipation of your Continuous Service being terminated by the Company for Cause, or (ii) following your termination of Continuous Service by either you or the Company for any reason, the Company becomes aware at any time that during the one (1) year period prior to such termination of your Continuous Service, there was an event or circumstance that would have been grounds for termination for Cause, then (a) your vested and unexercised option shall be forfeited and cancelled in its entirety, (b) if you hold shares from a prior exercise of any portion of your option, the Company will be entitled to repurchase from you all of your option shares at a price equal to the lower of (x) the Fair Market Value of shares on the date of repurchase or (y) your exercise price, and (c) if you have sold the option shares, you will be obligated to pay over to the Company any gain realized as a result of the sale of the shares.

(d) To ensure that the shares of Common Stock subject to the Repurchase Right will be available for repurchase, the Company may require you to deposit any certificate(s) evidencing shares of Common Stock issued upon exercise of this option with an agent designated by the Company under the terms and conditions of an escrow agreement approved by the Company. If the Company does not require such deposit as a condition of exercise of this option, the Company reserves the right at any time to require you to so deposit any such certificate(s) in escrow. As soon as practicable after the expiration of the Repurchase Right, the agent shall deliver to you the shares of Common Stock and any other property no longer subject to such restriction. In the event the shares of Common Stock and any other securities held in escrow are subject to the Repurchase Right, the notices required to be given to you shall be given to the escrow agent, and any payment required to be given to you shall be given to the escrow agent. Within thirty (30) days after payment by the Company for shares of Common Stock or other securities made to the escrow agent, the escrow agent shall deliver the shares of Common Stock or other securities that the Company has purchased to the Company and shall deliver the payment received from the Company to you.

(e) For the avoidance of doubt, the securities covered by the Repurchase Right as well as the applicable purchase price shall be appropriately adjusted by the Board in connection with each Capitalization Adjustment, and the Board’s determination shall be final, binding and conclusive.

13. OPTION NOT A SERVICE CONTRACT. Your option is not an employment or service contract, and nothing in your option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option will obligate the Company or an Affiliate, or their respective stockholders, boards of directors, officers or employees, to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

14.	WITHHOLDING OBLIGATIONS.

(a) At the time you exercise your option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b) If this option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company will have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein, if applicable, unless such obligations are satisfied.

15. TAX CONSEQUENCES. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your option or your other compensation. In particular, you acknowledge that this option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Common Stock on the Date of Grant and there is no other impermissible deferral of compensation associated with the option. Because the Common Stock is not traded on an established securities market, the Fair Market Value is determined by the Board, perhaps in consultation with an independent valuation firm retained by the Company. You acknowledge that there is no guarantee that the Internal Revenue Service will agree with the valuation as determined by the Board, and you will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that the valuation determined by the Board is less than the “fair market value” as subsequently determined by the Internal Revenue Service.

16. NOTICES. Any notices provided for in your option or the Plan will be given in writing (including electronically) and will be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

17. GOVERNING PLAN DOCUMENT. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of your option and those of the Plan, the provisions of the Plan will control.